EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

Atlas Resource Partners, L.P.

(UNAUDITED)

(amounts in thousands except ratios)

	Three Months Ended March 31, 2013	Year Ended December 31,
		2012	2011	2010	2009	2008
Earnings:
Income (loss) from continuing operations before income tax expense	$(5,377)	$(51,902)	$19,899	$9,281	$(54,329)	$131,687
Fixed charges	11,387	7,882	632	472	469	323
Income from equity investee	—	—	—	—	—	—
Interest capitalized	(3,447)	(2,338)	—	—	—	—
Amortization of previously capitalized interest	91	223	—	—	—	—

Total	2,654	(46,135)	20,531	9,753	(53,860)	132,010

Fixed Charges:
Interest cost, excluding addback of capitalized interest, and debt expense	6,889	4,195	—	—	—	—
Interest capitalized	3,447	2,338	—	—	—	—
Interest allocable to rental expense (1)	1,051	1,349	632	472	469	323

Total Fixed Charges	11,387	7,882	632	472	469	323
Preferred dividends	1,957	3,493	—	—	—	—

Total Fixed Charges and Preferred Dividends	$13,344.00	$11,375.00	$631.95	$471.57	$468.93	$323.40

Ratio of Earnings to Fixed Charges	0.23	(2)	32.49	20.68	(4)	408.20

Ratio of Earnings to Fixed Charges and Preferred Dividends	0.20	(2)	(3)	(3)	(3)	(3)

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(2)	Our earning were insufficient to cover our fixed charges by $54.0 million for this period.
(3)	We did not have any preferred securities outstanding as of these periods.
(4)	Our earnings were insufficient to cover our fixed charges by $54.3 million for this period.